Sub-Item 77I.  Terms of New or Amended Securities

Terms of New or Amended Securities

Dreyfus International Funds, Inc.

-Dreyfus Brazil Equity Fund

(the "Fund")

               At a meeting held on March 4-5, 2013, the Board of Directors of Dreyfus International Funds, Inc. approved a proposal to modify the existing front-end sales load waivers applicable to Class A shares of the Fund.  These changes, which became effective on April 1, 2013, were reflected in a 497(e) filing with the Securities and Exchange Commission on March 6, 2013.